

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2025

Joyce Lee Jue Hui
Chief Executive Officer
Fitness Champs Holdings Ltd
7030 Ang Mo Kio
Avenue 5, #04-48
NorthStar@AMK
Singapore 569880

> **Re: Fitness Champs Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed May 19, 2025**
> **File No. 333-287405**

Dear Joyce Lee Jue Hui:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Ficksman